Exhibit c(2)

         WIN-GATE EQUITY GROUP, INC. ANNOUNCES ACQUISITION OF GLOBALTRON
                           COMMUNICATIONS CORPORATION

         Win-Gate Equity Group, Inc. (OTCBB: WGEG) announced today that it has acquired 100% of the issued and outstanding shares of Globaltron Communications Corporation ("Globaltron") and Globaltron has become a wholly-owned subsidiary of the Company. As consideration for the Globaltron shares, the Company issued common shares of the Company's common stock to the former Globaltron shareholders. Following the transaction, Globaltron shareholders own approximately 95% of the Company's issued and outstanding shares.

         Immediately following closing of the Stock Purchase Agreement, Gary D. Morgan, Chairman of Globaltron, assumed duties as a director and Chief Executive Officer of the Company. Mr. Morgan and Roman Fisher, previously the Company's sole director, now comprise the Company's board of directors. Following the closing, Gary Stukes assumed the duties of President and Chief Operating Officer of the Company. As a result of this transaction, Mr. Morgan acquired 8,294,000 shares of the Company's common stock and now owns approximately 48% of the voting power of the Company.

         Globaltron, with executive offices in Miami, Florida, is engaged in international communications. Globaltron has an ATM/VOIP switching network operating in the United States and extending to eight countries. Globaltron currently has 57 employees in its Miami, Florida, New Jersey and New York locations. Globaltron is a service provider of voice, data, video and Internet services. Globaltron has invested in certain intellectual property for net-to-phone, unified messaging and interactive e-commerce service which it expects to market in the next term. Globaltron's long term business plan includes substantial network investment combined with value added service enablers that will support the convergence of telephony and Internet. Globaltron has invested over $20 million in building it's own network. Mr. Morgan stated that "Globaltron is currently operating close to cash flow break even and its capital investment is expected to reach $50 million by the end of 2000."

For more information see globaltron.net.

Or

Contact:    Gary D. Morgan
            Chief Executive Officer
            (305) 371-3300

Certain statements set forth herein that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, risks related to market acceptance of and demand for the Company's products and services by customers, continued relationships with and pricing dependence for third-party suppliers, and continuity of existing government regulations and policies. Forward-looking statements are based upon assumptions deemed reasonable by the Company, but which may prove to be inaccurate.